Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:                  NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street,
Concord, New Hampshire
USA 03301

ITEM 2:                  DATE OF MATERIAL CHANGE

November 2, 2009

ITEM 3:                  NEWS RELEASE

A news release was issued on November 2, 2009 by Jaguar Mining Inc. (the "Company") in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:                  SUMMARY OF MATERIAL CHANGE

On November 2, 2009, the Company announced that it had entered into a definitive agreement to acquire MCT Mineração Ltda. ("MCT"), an indirect, wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), for US$39 million.  MCT holds all of the mineral licenses for the Gurupi Project located in the state of Maranhão, Brazil.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.  The purchase price is payable in common shares of the Company ("Jaguar Shares"), subject to the terms and conditions of the definitive agreement.

ITEM 5:                  FULL DESCRIPTION OF MATERIAL CHANGE

On November 2, 2009, the Company announced that it had entered into a definitive agreement to acquire MCT, an indirect, wholly-owned subsidiary of Kinross, for US$39 million.  MCT holds all of the mineral licenses for the Gurupi Project located in the state of Maranhão, Brazil.  No commercial production of gold has taken place on the Gurupi property.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

The US$39 million purchase price is payable in Jaguar Shares based on the weighted average price of Jaguar Shares on the New York Stock Exchange for the five days preceding the closing date.  Pursuant to the terms of the definitive agreement, if the acquisition were to result in the Company issuing to Kinross greater than 5% of the outstanding Jaguar Shares as of the closing date, then the Company would have the option to pay in that number of Jaguar Shares equal to 5% of the outstanding Jaguar Shares plus an amount payable in cash to total US$39 million.  Closing of the transaction is expected to occur in early December 2009.

AMEC plc completed a feasibility study for Kinross in respect of the Gurupi Project in 2005 (the "2005 Feasibility Study"), which yielded measured and indicated ("M&I") gold resources of 1.6 million ounces.  Based on the 2005 Feasibility Study, the acquisition of MCT will boost the Company's total M&I gold resources by 45% to approximately 5.1 million ounces upon closing.  The Company is conducting a new feasibility study to assess a potential commercial gold operation at the site.  A pre-feasibility study is expected in December 2009 with the final feasibility study in February or March 2010.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Daniel R. Titcomb
President and Chief Executive Officer
(603) 224-4800

ITEM 9:                  DATE OF REPORT

November 10, 2009

SCHEDULE A

PRESS RELEASE

November 2, 2009	2009-21
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining to Purchase Gurupi Gold Property in Brazil from Kinross for US$39 Million
 1.6 Million Ounces of Measured and Indicated Resources Expected to Increase Jaguar’s Resource Base 45%

Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today that it has entered into a definitive agreement to acquire MCT Mineração Ltda. (“MCT”), an indirect, wholly-owned subsidiary of Kinross Gold Corporation (“Kinross”), for US$39 million.  MCT holds all of the mineral licenses for the Gurupi Project located in the state of Maranhão, Brazil.  No commercial production of gold has taken place on the Gurupi property.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

The US$39 million purchase price is payable in Jaguar common shares based on the weighted average price of Jaguar's common shares on the New York Stock Exchange for the five days preceding the closing date.    Pursuant to the terms of the definitive agreement, if the acquisition were to result in Jaguar issuing greater than 5% of its outstanding shares as of closing to Kinross, then Jaguar would have the option to pay in that number of common shares equal to 5% of Jaguar's outstanding shares plus an amount payable in cash to total US$39 million.  Closing of the transaction is expected to occur in early December 2009.  The closing is subject to customary closing conditions, including approval by the TSX and the NYSE for the listing of the Jaguar shares.

AMEC plc completed a feasibility study in 2005 for Kinross (the “2005 Feasibility Study”), which yielded measured and indicated (“M&I”) gold resources of 35,884,000 tonnes at an average grade of 1.35 grams per tonne totaling 1,559,800 ounces.  Jaguar is conducting a feasibility study to assess a potential commercial gold operation at the site.  The Company expects a pre-feasibility study in December 2009 with the final feasibility study in mid-Q1 2010.

Mr. Daniel R. Titcomb, Jaguar’s President and CEO stated, "In our opinion, Gurupi is an outstanding property that meets the necessary criteria for development.  We believe Gurupi represents one of the strongest brownfield properties in Brazil in a geological trend that may possess additional upside.”

Based on technical reports as filed by Jaguar on SEDAR, Jaguar presently has M&I gold resources of 25,073,390 tonnes at an average grade of 4.36 grams per tonne totaling 3,518,280 ounces.  Based on the 2005 Feasibility Study, Gurupi’s M&I resources will boost Jaguar’s M&I gold resources by 45% upon closing.

About Jaguar

Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is actively exploring and developing additional mineral resources at its 93,000-acre land base in Minas Gerais and on an additional 182,000 acres in the state of Ceará in the Northeast of Brazil through a joint venture.  The Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors.  Additional information is available on the Company’s website at www.jaguarmining.com.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, relating to the anticipated closing date of the transaction, completion of a pre-feasibility study in December 2009 and final feasibility study in mid-Q1 2010, representation that the Gurupi Project is one of the strongest  brownfield properties in Brazil and Jaguar's ability to increase gold resources as a result of acquisition of the Gurupi Project.  These forward-looking statements can be identified by the use of the words “intends”, “plans”, “expects”, “expected” and "will".  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages  and changes in general economic conditions.    Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These forward-looking statements represent our views as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion other than as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s forward-looking statements, see the “CAUTIONARY NOTE” regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2008 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company’s Annual Report on Form 40-F for the year ended December 31, 2008 filed with the United States Securities and Exchange Commission and available at www.edgar.com.

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